

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 15, 2008

Via Facsimile and U.S. Mail

Mr. Patrizio Vinciarelli
Chief Executive Officer
Vicor Corporation
25 Frontage Road
Andover, MA   01810

> **Re: Vicor Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 0-18277**

Dear Mr. Vinciarelli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief